FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO COMMISSION RULE 83





March 12, 2010

Via EDGAR

Mr. John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

          Re:      Magyar Bancorp, Inc.
                   Form 10-K for Fiscal Year Ended September 30, 2009
                   Filed December 21, 2009
                   Form 10-Q for Fiscal Quarter Ended December 31, 2009,
                   File No. 000-51726
                   -----------------------------------------------------------

Dear Mr. Nolan:

     We are responding to the letter from the staff of the Securities and Exchange Commission (the "SEC") addressed to Magyar Bancorp, Inc. (the "Company") dated February 26, 2010 providing comments by the SEC Staff to the above-referenced filings.

     The Company's responses are numbered to correspond with the numbered comments contained in the February 26, 2010 letter.

John P. Nolan
March 12, 2010
Page 2



Form 10-K, filed December 21, 2009
----------------------------------

Critical Accounting Policies, Allowance for Loan Loss page 43
-------------------------------------------------------------

1. We note disclosures relating to your allowance for loan losses distinguishing between your specific and general allowance for loan losses. For purposes of better understanding how you determined the level of general allowances for your loan portfolio, please provide us with a comprehensive analysis supporting a general allowance of $5.8M as of both September 30, 2009 and December 31, 2009.

Response to #1:
--------------

     The Company prepares an allowance for loan loss methodology memo on a quarterly basis. The memo provides a comprehensive analysis supporting the Company's calculation of the general allowances in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contigencies (FAS 5). The methodology memo and allowance for loan loss calculations for both the September 30, 2009 and December 31, 2009 periods are enclosed as Exhibits A-D. These are reviewed by the Company's external auditors on a quarterly basis and by the Company's Federal examiners on at least an annual basis.

     o How you segregate your loan portfolio into different categories. Please provide us with your segregated loan portfolio as of September 30, 2009 and December 31, 2009;

     Segmentation  of the  loan  portfolio  is  conducted  by  identifying  risk characteristics that are common to groups of loans. When estimating credit losses on each group of loans with similar risk characteristics, consideration is given to historical loss experience on the group, adjusted for changes in relevant trends, conditions and environmental factors (i.e. industry, geographical, economic and political factors) that may affect repayment of the loans as of the evaluation date. The loan portfolio is segmented into six different categories based on the FDIC's criteria and instructions for reporting such loans on the quarterly Call Report.

          o The first category "Secured by 1-4 Family Mortgage" is comprised of those loans reported on Schedule RC-C as loans "1. Secured by real estate: (c) Secured by 1-4 family residential properties."
          o The second category "Secured by 5+ Family and Non-Residential Mortgage" is comprised of those loans reported on Schedule RC-C as loans "1. Secured by Real Estate: (d) Secured by multifamily (5 or more) residential properties" and "1. Secured by Real
               Estate: (e) Secured by nonfarm nonresidential properties."
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John P. Nolan
March 12, 2010
Page 3

          o The third category "Construction" is comprised of those loans reported on Schedule RC-C as loans "1. Secured by Real Estate:
               (a) Construction, land development and other land loans."
          o The fourth category "Commercial" is comprised of those loans reported on Schedule RC-C as loans "4. Commercial and industrial loans."
          o The fifth category "Consumer Secured" is comprised of those loans reported on Schedule RC-C as loans "6. Loans to individuals for household, family and other personal expenditures (i.e. consumer loans): (c) other consumer loans". A manual adjustment is also made to this category to report the unsecured loans fitting these criteria into the next category.
          o The sixth category "Consumer Unsecured" is comprised of those loans reported on Schedule RC-C as loans "6. Loans to individuals for household, family and other personal expenditures (i.e. consumer loans): (b) other revolving credit plans" and "9. Other loans."

     The segregated loan portfolio at September 30, 2009 has been provided in Exhibit A. The segregated loan portfolio at December 31, 2009 has been provided in Exhibit C.

     o How you determine the initial risk weightings in addition to how often and what would trigger changes to risk weightings;

     We do not risk weight our loans in developing the general allowance for loan loss. The methodology used in the development of loss factors being applied to the segmented loan portfolio are based on the Company's loss experience, adjusted for a variety of factors, including, but not limited to: changes in policy/staff, change in economic/business condition, change in nature/volume of portfolio, trends in underperforming loans, trends in collateral value, concentrations of credit, change in regulatory/legal landscape, and an adjustment for lack of loss history.

     o Further explain how you analyze historical loss experience and delinquency trends. In this regard, please tell us how far back your loss experience and delinquency trends are incorporated into your analysis along with the reasons supporting this look back period;

     Generally, the periods used for loss experience and delinquency trends incorporated into our analysis reflect industry standards, which reflect the level of inherent risk associated with a particular segmentation of the loan portfolio. The periods used for historical loss experience and delinquency trends are detailed in the allowance for loan loss methodology memos included in Exhibits B and D.

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John P. Nolan
March 12, 2010
Page 4

     In summary, historical losses for "Secured by 1-4 Family Residential" are based on the most recent ten years activity. The historical loss factors used for all categories except for "Secured by 1-4 Family Residential" and "Construction" were based on the most recent five year time period, reflecting the years of experience the Company has with the line of business and economic trends that justify a shorter period than that of the residential mortgage portfolio. Delinquency trends are based on the most recent three years experience for all categories.

     The "Construction" category reflected the actual 2009 loss level (the highest loss percentage to date) at September 30, 2009 and December 31, 2009 to reflect the impact the economy has had on these shorter term loans and the fact that the Company has only been in this line of business since 2004. The loss level in 2009 was 3.34%, or slightly higher than the 3.30% experienced in 2008.

     o Tell us further how you incorporate general economic conditions and geographic and industry concentrations into your general allowance for loan losses and how this is reflected in your general allowance as of both September 30, 2009 and December 31, 2009. In this regard, tell us how you benchmark these factors to ensure appropriateness.

     The loan loss methodology memos in Exhibits B and D illustrate how we incorporate general economic conditions and geographic and industry concentrations into the calculation of the allowance for loan loss. A number of third party reports and statistics are used to support our calculation, including: the U.S. Census Bureau, the U.S. Department of Labor's Bureau of Labor Statistics, Economic Indicators prepared for the Joint Economic Committee by the Council of Economic Advisers, the New York/New Jersey Federal Reserve Governor's report (the "Beige Book"), Otteau Valuation Group's MarketNews (a New Jersey real estate valuation group) and the National Association of Home Builders.

     In addition, the Company tracks the statistical consistency of non-performing loans to its allowance for loan loss and compares that with those of its peers, as monitored in a custom peer group as well as the FDIC's UBPR. Compared with a custom peer group consisting of thirteen Mid-Atlantic Mutual-Holding Companies with assets ranging from $300 million to $1.2 billion, the Company's ALLL-to-total loans ratio was 0.45% and 0.42% higher than that of the group at September 30, 2009 and December 31, 2009, which averaged 0.86% and 0.90%, respectively. The group's non-performing loans to total loans increased from 2.5% at September 30, 2009 to 3.6% at December 31, 2009, while the Company's ratio declined from 7.5% to 6.9% over the same period. According to the FDIC's UBPR at September 30, 2009 and December 31, 2009, the Bank was in the 92nd and 67th percentile of its peer group (institutions with $300 million to $1 billion in assets) with an ALLL-to-total loans ratio of 1.77% and 1.32%, compared with 0.95% and 1.12% of its peer group, respectively.

John P. Nolan
March 12, 2010
Page 5

     o How do you determine which loans to review for specific allowances and those which to collectively review for impairment and therefore are subject to a general allowance.

     A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. As used in Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (FAS 114), and in FAS 5, as amended, all amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of a loan will be collected as scheduled in the loan agreement. The portion of the loan portfolio not deemed impaired is not collectively reviewed for impairment. The general allowance established for the non-impaired portion of the loan portfolio is done so in accordance with FAS 5.

     The Company applies its normal review procedures when identifying which loans should be individually evaluated under FAS 114. The normal review procedures includes regulatory reports of examination, internal and external loan reviews, loan committee meetings, asset review committee meetings, and any other meeting to identify and properly classify loans. All classified loans rated below "Pass" are reviewed on an individual basis for impairment at least quarterly.

     Typical loan impairment triggers include, but are not limited to 1) breach of contract, such as default or delinquency in interest or principal payments,
2) significant financial difficulties of the borrower, and 3) high probability of bankruptcy or other financial reorganization of the issuer.

     o We note that you have $19.6M of interest-only mortgage loans as of September 30, 2009 for which you disclose an average original loan-to-value of 67.7% and a current average loan-to-value of 65.7%. Please tell us how you determined the current average loan-to-value for these loans. Additionally, based upon the increased inherent risks for these loans, please tell us the general allowance associated with these loans and how these amounts were determined, as applicable.

     The current average loan-to-value of 65.7% was calculated by determining the average of the current loan amount divided by the appraised value of the real estate securing the loan. The appraised value is the latest available appraised value recorded on the Company's record-keeping, which in the case of performing residential mortgage loans is the appraisal used to originally underwrite the loan. All of the Company's interest-only mortgage loans were performing at September 30, 2009 and December 31, 2009.

     The Company monitors the interest-only mortgage loan portfolio on a monthly basis and is proactive is contacting customers using the interest-only product to consider refinancing to an amortizing product, given the low levels of

John P. Nolan
March 12, 2010
Page 6

interest rates. In fact, the interest-only mortgage portfolio has declined $1.7 million, or 8.6%, since September 30, 2009 to $17.9 million at February 28, 2010 as a result of these efforts.

     We acknowledge the staff's comment that interest-only loans contain increased inherent risk. While management does not disagree with this assumption, please note the following that we believe reduces the inherent risks associated with the interest-only mortgage loans of the Company.

          o All of the Company's interest-only mortgage loans are interest-only for an initial ten year period. The interest-rate will adjust after an initial fixed period ranging from 1-10 years, but the loans do not begin to amortize for ten years. The interest-only mortgage loan program began in 2005, therefore the first year that these loans would be subject to principle payments would be 2015.

          o Of the interest-only mortgage loan portfolio at September 30, 2009, twelve loans totaling $4.4 million had a scheduled interest rate reset in our fiscal year 2010. These loans had an original and current loan-to-value of 73% and 67%, respectively, illustrating the tendency of these loans to repay principle although not contractually required. Of these loans, three had reset by the time this response was written. The interest rates on two loans, totaling $486,000, decreased from 6.0% to 4.0% while the interest rate on the other decreased from 3.50% to 3.25% (this loan had already decreased one year earlier from 5.50% to 3.50%).

          o There were ten loans totaling $4.3 million scheduled to reset in our fiscal year 2011 with an original and current loan-to-value of 76% and 72%, respectively.

          o There is one interest-only mortgage loan totaling $3.0 million, which accounted for 16% of the outstanding balance in the category at September 30, 2009 and is not scheduled to reset until 2019. This loan had a 35% loan-to-value at its origination in May of 2009.

     Based on the strong repayment history, the underwriting of these loans, the market level of interest rates and the interest rate reset caps, and the absence of delinquencies or default in the five years the portfolio has existed, the general allowance associated with the interest-only mortgage loan portfolio was established at the same level as other loans secured by 1-4 family mortgages. The general allowance ranged from .27% to .29% of the outstanding balance, or $53,000 to $57,000, at September 30, 2009 and from .31% to .33% of the outstanding balance, or $59,000 to $63,000, at December 31, 2009. This category is included with the "Secured by 1-4 Family Mortgage" on the quarterly analysis

John P. Nolan
March 12, 2010
Page 7


of the adequacy of loan loss spreadsheets enclosed in Exhibits A and C with this response.

     2. As a related matter, we note that in your Form 8-K filed on December 1, 2009 that for the three months ended September 30, 2009, you recognized $621K in provision for loan loss despite significantly higher net charge-offs of $2.4M during this same time period. We also note similar disclosures relating to your recognition of $400K of provisions and $388K of net charge-offs, as included on page 27 of your Form 10-Q for the three months ended December 31, 2009. Based upon you disclosure, it appears that all of the charge-offs related to impaired collateral dependent loans. As a result of the net decrease in your allowance for loan losses as of September 30, 2009 as compared to June 30, 2009, tell us how your allowance for loan losses is appropriate considering the following:

Response to #2:
--------------

     The allowance for loan loss was increased by $1.5M to $7.7M at June 30, 2009 from $6.2M at March 31, 2009 to reflect declining valuations of real estate collateral securing previously identified impaired loans and an increase in non-performing loans over the same period. These additional provisions reflected FAS 114 reserves at June 30, 2009 and were intended to be a FAS 114 component of the allowance for loan loss at September 30, 2009. However, as a result of our FDIC examination, we were required to promptly charge-off the balance of all FAS 114 reserves for regulatory purposes. The Company charged-off all previously held FAS 114 reserves effective September 30, 2009. The significantly higher net charge-offs of $2.4M noted by your review included $1.8M of specific FAS 114 reserves held at June 30, 2009. This explains why our provisions for loan loss during the September 30, 2009 period were not commensurate with the charge-offs.

     Provisions of $621,000 and $400,000 for the three months ended September 30, 2009 and December 31, 2009, respectively, are supported by the quarterly analysis of the adequacy of loan loss spreadsheets enclosed with this response. Non-performing loans stabilized at $33M for the three months ended September 30, 2009 and decreased by $3M for the three months ended December 31, 2009.

     The Company continues to re-evaluate the collateral securing the non-performing loans, which often requires charge-offs to bring their value down to the fair value of collateral. This process explains why the allowance for loan losses to total non-performing loans was 17.34% as of September 30, 2009 and 19.2% as of December 31, 2009.

     Despite the reduction in total non-performing loans to total loans from 7.5% at September 30, 2009 to 6.9% at December 31, 2009 and the fact that the Company continues to incur charge-offs on the non-performing loans, further

John P. Nolan
March 12, 2010
Page 8

reducing their carrying value, the allowance for loan loss remained $5.8 million to reflect the potential for write-downs on new non-performing loans that may exist in the Company's loan portfolio.


     3. We note from prior responses that you engage an independent loan review company to review your construction, commercial and industrial, commercial real estate mortgages, and multifamily mortgages on a quarterly basis. We also note that during the fourth quarter, they also reviewed your criticized and classified portfolio, including non-accrual loans. Please detail the findings and results of this review in your response, including any actual plans, methodology changes or other actions taken retrospectively, concurrently or prospectively. Additionally, please compare and contrast the results of this review to your determination of the allowance for loan losses and related provision for loan losses recorded during the period ended September 30, 2009 and why you believe these amounts were appropriate.

Response to #3:
-------------

     The independent loan review company did not review the portfolio during the fourth quarter because the examiners from the FDIC were on-site performing their examination, which included an in depth review of the loan portfolio. The details of the independent loan review company's third quarter findings were shared in our response letter dated October 23, 2009 to the staff's comment letter of September 17, 2009.

     4. We also note from prior responses that the FDIC recently performed their annual review of the adequacy of your allowance for loan losses. Please tell us whether, subsequent to this review, you have made or plan to make any material changes to your allowance for loan loss methodology. If so, please detail the nature of these changes and explain why you believe your allowance for loan losses and related provisions for loan losses and allowance for loan losses were appropriate for the last two fiscal years ended and most recent interim period ended.

Response to #4:
--------------

     As a result of their review of our loan portfolio and adequacy of the allowance for loan loss, the FDIC required the Company to increase the allowance for loan loss by $186K. The Company promptly recorded this additional provision, effective September 30, 2009 (this was included in the $621K for the three months ended September 30, 2009 noted in your letter).

     As a result of the examination, we have not made any material changes to our allowance for loan loss methodology. The FDIC commented that our allowance

John P. Nolan
March 12, 2010
Page 9


for loan loss methodology was in accordance with industry standards. As mentioned earlier, we will not have a FAS 114 component of our allowance for loan loss, as these amounts, if any, will be promptly charged-off as a reduction in the loan balance and allowance for loan loss.

     We believe the allowance for loan losses and related provisions for loan losses were appropriate for the last two fiscal years ended and the most interim period ended. As evidenced by our latest FDIC examination, there was a relatively small inadequacy perceived (the amount represented a 3% increase in the ALLL and only .04% of total loans at September 30, 2009) as the result of a thorough examination of the construction, commercial and industrial, and commercial real estate mortgage loans. This inadequacy was the result of a difference of accounting for impaired loans as defined in FAS 114 and in the 2006 Interagency Policy Statement on the Allowance for Loan and Lease Losses. The Company believes its allowance for loan loss methodology is sound and will be adequately vetted by its layers of review, including its external auditors, independent loan review company, and the FDIC.

     Pursuant to Commission Rule 83, we hereby request confidential treatment of all exhibits to this letter, in their entirety, under the Freedom of Information Act, 5 U.S.C. ss. 552, et seq. Exhibit A contains the quarterly allowance for loan loss report for the quarter ended September 30, 2009, Exhibit B contains the annual allowance for loan loss methodology memo for the period ended September 30, 2009, Exhibit C quarterly allowance for loan loss report for the quarter ended December 31, 2009, and Exhibit D contains the quarterly allowance for loan loss methodology memo for the period ended December 31, 2009. The Company considers the quarterly allowance for loan loss reports set forth at Exhibit A and at Exhibit C and the allowance for loan loss methodology memos, which were developed by the Company after consultation with its attorneys and other advisors, set forth at Exhibit B and at Exhibit D to be proprietary information.


                                     * * * *

John P. Nolan
March 12, 2010
Page 10


     The Company acknowledges that:

     (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the above information is responsive to the Staff's comments. Please direct any additional comments or questions to the undersigned.

                                  Sincerely,

                                  /s/ John S. Fitzgerald
                                  John S. Fittzgerald
                                  Acting President and CEO


cc: Jon R. Ansari, Senior Vice President and Chief Financial Officer John J. Gorman, Esq.

                                   EXHIBIT A

       [Confidential Treatment Requested Pursuant to Commission Rule 83]

                                    EXHIBIT B

       [Confidential Treatment Requested Pursuant to Commission Rule 83]

                                    EXHIBIT C

       [Confidential Treatment Requested Pursuant to Commission Rule 83]

                                    EXHIBIT D

       [Confidential Treatment Requested Pursuant to Commission Rule 83]